Exhibit 99.7

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SUBSEA 7 S.A.

May 27, 2011

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.	COMPANY NUMBER
TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.
ACCOUNT NUMBER
Vote online/phone until 11:59 PM EST May 17, 2011.
MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

▄	00030033333000030000 7 052711

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN

(1)  To consider (i) the management reports of the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company and (ii) the reports of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseur d’entreprises agréé”) on the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2010, as enclosed with this Notice.
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	(2) To approve the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2010, as enclosed with this Notice.	☐	☐	☐
	(3) To approve the consolidated financial statements of the Company for the fiscal year ended November 30, 2010, as enclosed with this Notice.	☐	☐	☐
	(4) To approve the allocation of profits to the legal reserve and the carry forward reserve.	☐	☐	☐
	(5) To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2010.	☐	☐	☐

(6) To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the
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       average closing price for such Common Shares on the Oslo Børs for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

(7) To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseur d’entreprise agréé”) to audit the unconsolidated and consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.
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To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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	Signature of Shareholder	Date:
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Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the first titleholder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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PROXY
SUBSEA 7 S.A.

Proxy Solicited on behalf of the Board of Directors of the Company for
Annual General Meeting May 27, 2011

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Kristian Siem, Jean Cahuzac, Simon Crowe, Graeme Murray, Jean-Paul Reiland, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Annual General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Annual General Meeting of Shareholders of Subsea 7 S.A., to be held at the Registered Office of the Company, 412F, route d’Esch, L-2086 Luxembourg on Friday May 27, 2011 at 3:00 p.m. (local time) (the “Meeting”), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

In the event that you have sold your Subsea 7 S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Subsea 7 S.A. shares.

(Continued and to be signed on the reverse side)

COMMENTS:

▄	14475	▄